American Virtual Cloud Technologies, Inc.

1720 Peachtree Street, Suite 629

Atlanta, GA 30309

May 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matthew Crispino

Re:	American Virtual Cloud Technologies, Inc. Registration Statement on Form S-1 File No. 333-237888

Dear Mr. Crispino:

American Virtual Cloud Technologies, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-237888) be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Friday, May 8, 2020, or as soon thereafter as possible.

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Sincerely,

American Virtual Cloud Technologies, Inc.

By:	/s/ Thomas H. King
Name: Title:	Thomas H. King Chief Financial Officer